SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF nº 06.164.253/001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 8th, 2017

Date, Time and Place: December 8th, 2017, at 10:00 a.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 24 (parte), Board of Directors’ Meeting Room, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Constantino de Oliveira Junior was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors, in compliance with article 124, paragraph 4 of Law no. 6404, dated December 15, 1976, as amended (“Corporations Act”) and the fourth paragraph of article 19 of the Company’s Bylaws. V. Agenda: To adopt resolutions on the following matters: (i) authorization for a corporate guarantee to be granted by the Company on behalf of the holders of the New Notes (as defined below) as a guarantee for the obligations to be undertaken by GOL Finance (formerly known as “GOL LuxCo S.A.”), a wholly-owned subsidiary of the Company, within the scope of the Offer (as defined below); (ii) the offering to purchase, by GOL Finance, the foreign issued debt notes due 2022 (“2022 Notes”) (iii) authorization for the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for the guarantee referred to in item “(i)” above to be granted and for carrying out the Offer (as defined below); (iv) authorization for the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary to carry out the Tender Offer (as defined below); VI. Resolutions: After the necessary explanations were provided, the members of the Board of Directors decided and, by unanimous vote, approved: (a) the granting of a corporate guarantee from the Company in order to irrevocably and irreversibly guarantee the obligations to be undertaken by Gol Finance, within the scope of the issuance of the foreign debt notes in the amount of USD 500,000,000.00 (five hundred million dollars) due January 31st, 2015, with interest of 7% per year, to be purchased by: (i) qualified institutional buyers (as defined in Rule 144A under the Securities Act) and (ii) non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act (“New Notes” and “Issuance”), in an amount and with remuneration to be defined by GOL Finance, according to the Offering Memorandum, that shall be approved by the Board of Executive Officers of the Company according to item “(c)” below (“Offer”); (b)  the offering to purchase, by GOL Finance, the 2022 Notes (“Tender Offer”); (c) due to resolution “(a)” above, the authorization for the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for the guarantee referred to in item “(a)” above to be granted and for carrying out the Offer, including agreements and any other related documents, including, without limitation, the Purchase Agreement and the Indenture, including the approval of the amount and remuneration of the Notes, as defined in roadshow and at the conclusion of the bookbuilding process. The Board of Directors confirms all the acts performed to date by the Board of Executive Officers of the Company in relation to the granting of the guarantee referred to in item “(a)” above and to the carrying out of the Offer; (d) due to resolution “(b)” above, the authorization for the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary to carry out the Tender Offer, including agreements and any other related documents, including, without limitation, the Dealer Manager Agreement the Appointment of Agent For Service of Process Agreement or any other document related to the Offer to Purchase. The Board of Directors confirms all the acts performed to date by the Board of Executive Officers of the Company in relation to the Tender Offer. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Constantino de Oliveira Junior – Chairman; Graziela Galli Ferreira Barioni – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Joaquim Constantino Neto, Ricardo Constantino, Antonio Kandir, André Béla Jánszky, Francis James Leahy Meaney, Germán Pasquale Quiroga Vilardo, William Charles Carroll e Anna Luiza Serwy Constantino. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book

SP - 21223566v1

São Paulo, December 8th, 2017.

__________________________________ Constantino de Oliveira Junior Chairman	__________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 8, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.